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Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

April 29, 2021

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ryan Sutcliffe, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant” or the “Fund”)
(File No. 333-104972; 811-21339)

Dear Mr. Sutcliffe:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of the CastleOak Share Class of the ESG Money Market and Government Portfolios (the “Portfolios”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on March 5, 2021. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 38 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 4, 2021.

COMMENTS TO THE PROSPECTUS

Comment 1.	With respect to footnote 2 to the Annual Fund Operating Expenses table for each Portfolio, please consider (i) providing any expected termination date for the fee waiver and/or expense reimbursement arrangement; (ii) confirming that there are no recoupment arrangements with respect to such fee waivers and/or expense reimbursement arrangements; and (iii) clarifying that only the Fund’s Board of Trustees may terminate or amend the fee waiver and/or expense reimbursement arrangement during the one year period.

Response 1. We respectfully acknowledge the comment; however, we believe the existing disclosure is responsive to Item 3 of Form N-1A. We will consider further clarifications to this disclosure in connection with a future filing. In addition, we confirm that the fee waiver and/or expense reimbursement arrangements described in footnote 2 is not subject to recoupment.
Comment 2.	Please supplementally confirm whether redemption gates were imposed during the market turmoil of 2020. If such gates were imposed, please add disclosure regarding the imposition of gates.

Response 2. We confirm that no redemption gates were imposed during the market turmoil of 2020.
Comment 3.	The SEC staff believes that a fund that invests significantly in government securities that is holding itself out as an ESG fund should disclose that it either (i) takes a reasonable position on whether it considers government securities to be ESG neutral, positive or negative in general or (ii) evaluates individual investments against the fund’s chosen ESG criteria. Please consider updating the corresponding disclosure accordingly.

Response 3. We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate, particularly in light of the ESG Money Market Portfolio’s current and anticipated holdings.

Comment 4.	With respect to the principal investment strategies for ESG Money Market Portfolio, please consider clarifying (i) whether “primarily generate” means that a majority of revenue is derived from fossil fuels or whether fossil fuels are the number one source of revenue and (ii) what “a certain level of carbon emissions” means.

Response 4. We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate.

Comment 5.	With respect to the ESG Money Market Portfolio, please consider identifying in the principal investment strategies the third party data scoring provider (or primary providers) that the Portfolio intends to use for purposes of its strategy. Please also consider briefly summarizing each provider’s criteria or methodology in the principal investment strategies and any related principal risks to the Portfolio’s use of third party data providers.

Response 5. We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate.
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Comment 6.	With respect to the ESG Money Market Portfolio, please confirm that third party data scoring providers are not used in the ESG scoring process described in the principal investment strategies. If third party data scoring providers are used in such manner, please further clarify in the disclosure and summarize the third party data scoring provider’s criteria and methodology.

Response 6. The Adviser may use third party scoring providers in the ESG scoring process; however, the Adviser does not rely solely upon third party ESG scores, but rather incorporates ESG data from third party providers into its proprietary scoring process. Accordingly, we believe the current disclosure to be appropriate.

Comment 7.	With respect to the ESG scoring process described in the principal investment strategies of the ESG Money Market Portfolio, please provide all variables, rather than examples of variables, used. Please also explain all variables, including more fully explaining what “controversy” and “ESG momentum factors” mean.

Response 7. We respectfully acknowledge the comment; however, we believe the current disclosure to be appropriate.

Comment 8.	Please consider revising the principal investment strategies of the Government Portfolio to include a policy to invest under normal circumstances at least 80% of its net assets in government securities and/or repurchase agreements collateralized by government securities consistent with Rule 35d-1.

Response 8. We respectfully acknowledge the comment and will consider making the requested revision in connection with the Fund’s next annual update.
Comment 9.	Please consider disclosing the precise meaning of “certain investment related expenses” that are excluded from the fee waiver and/or expense reimbursement arrangement.

Response 9. Investment related expenses that will be excluded from the fee waiver include expenses such as foreign country tax expense and interest expense on borrowing. We will consider further clarifications to this disclosure in connection with a future filing.
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Comment 10.	Please consider explaining the placement of the third paragraph in the Financial Highlights section of the Fund’s prospectus or moving the paragraph up to the prior page.

Response 10. The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION
Comment 11.	The SEC staff’s position is that a tender option bond financing involves the issuance of a senior security by a fund unless the fund segregates unencumbered liquid assets other than the bond deposited to the tender option bond trust with a value at least equal to the amount of the floaters plus accrued interest, if any. Please consider revising the corresponding disclosure to clarify whether the Portfolios segregate unencumbered liquid assets for tender option bond financings.

Response 11. The Portfolios participate in tender option bond financings by purchasing floating rate certificates. The Portfolios do not hold residual interest certificates issued by tender option bond trusts. The corresponding disclosure has been revised accordingly.

Comment 12.	Please consider adding “or group of industries” to the fifth item in the section of the Fund’s statement of additional information entitled “Investment Limitations” to align with the requirements of Form N-1A.

Response 12. We respectfully acknowledge the comment; however, we believe that the current disclosure complies with Section 8(b)(1)(E) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.

Comment 13.	Please consider clarifying that the following sentence does not apply to the Fund’s fundamental policies: “The investment policies, limitations or practices of the Funds may not apply during periods of unusual or adverse market, economic, political or other conditions.”

Response 13. The disclosure has been revised accordingly.
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Comment 14.	Please update the parenthetical in the section of the Fund’s statement of additional information entitled “Trustees” to “January 1, 2021.”

Response 14. The disclosure has been revised accordingly.

Comment 15.	Please supplementally explain whether the assistant secretaries noted in the section of the Fund’s statement of additional information entitled “Executive Officers” meet the definition of the term “officer” under Instruction 1(d) to Item 17 of Form N-1A. If such assistant secretaries meet the definition of “officer,” as defined in Instruction 1(d) to Item 17, please provide Item 17(a)(1) disclosure, as appropriate.

Response 15. The assistant secretaries do not constitute officers for purposes of Item 17 of Form N-1A, as defined in Instruction 1(d). Accordingly, no additional disclosure is required. The statement included in the Fund’s statement of additional information about those positions is made only for purposes of establishing a public record of signing authority for administrative convenience.

Comment 16.	If applicable, please provide securities lending information pursuant to Item 19(i) of Form N-1A.

Response 16. The Portfolios did not engage in securities lending activities during the most recent fiscal year. Accordingly, no additional disclosure is required.

Comment 17.	Please confirm that the Fund will comply with the requirements of the Fixing America’s Surface Transportation Act (the “FAST Act”).

Response 17. We confirm that the Fund will comply with the requirements of the FAST Act.
Comment 18.	Please note in the signature page to the Part C the individual who acts as comptroller or principal accounting officer.

Response 18. We acknowledge the comment; however, we would respectfully note that the Principal Financial Officer of the Fund performs a similar function as that of a Principal Accounting Officer. Accordingly, we believe that the Fund’s registration statement has been executed in a manner consistent with the requirements of Section 6(a) of the Securities Act of 1933, as amended.
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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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